EXHIBIT 11.1

CALCULATION OF NET LOSS PER SHARE

BEGINNING BALANCE			19,994,257

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

January 12, 2005	428,250	409,426	20,403,683
February 17, 2005	12,000	9,890	20,413,573
March 3, 2005	1,000	773	20,414,346
March 4, 2005	305,000	234,615	20,648,961
March 8, 2005	10,000	7,546	20,656,507
April 5, 2005	107,232	69,917	20,726,424
May 3, 2005	1,686,250	926,511	21,652,935
May 5, 2005	2,000	1,084	21,654,019

Loss for the period	$2,005,069
Weighted average shares	21,654,019
Net Loss per share	$(0.09)